EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

				Transition
	2012	2011	2010	Period	2009	2008
Earnings:
Income from continuing operations before
income taxes	$153,062	$(487,126)	$66,488	$(68,446)	$(173,849)	$(1,185,909)
Add: Total fixed charges (see below)	113,011	126,111	132,905	48,899	181,094	158,414
Less: Interest capitalized	(1,717)	(3,424)	(1,296)	(1,082)	(2,619)	(5,288)
Total earnings	264,356	(364,439)	198,097	(20,629)	4,626	(1,032,783)

Fixed charges:
Interest(a)	106,643	114,955	118,574	45,756	164,548	139,508
Portion of noncancelable lease expense
representative of interest factor(b)	6,368	11,156	14,331	3,143	16,546	18,906
Total fixed charges	113,011	126,111	132,905	48,899	181,094	158,414

Ratio of earnings to fixed charges	2.34	(c )	1.49	(d )	(e )	(f )

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancelable lease expense is assumed to representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $490.6 million.
(d)	Earnings were insufficient to cover fixed charges by $69.5 million.
(e)	Earnings were insufficient to cover fixed charges by $176.5 million.
(f)	Earnings were insufficient to cover fixed charges by $1,191.2 million.